SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.             7            )1

Shanda Games Ltd

(Name of Issuer)

Class A Ordinary shares, in the form of American Depositary Shares2

(Title of Class of Securities)

81941U105

(CUSIP Number)

May 16, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
[2]	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.01 per share.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 81941U105	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Private Limited (Formerly known as Government of Singapore Investment Corporation Pte Ltd) (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,287,577 **
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,287,577 **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,287,577 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92%**
12.	TYPE OF REPORTING PERSON* CO

**	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.01 per share. Percentage is based on 187,220,759 Class A Ordinary Shares issued and outstanding as at May 16, 2014, but only updated in Bloomberg on May 21 2014.

Schedule 13G	Forms

CUSIP NO. 81941U105	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,827,465 **
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,827,465 **
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,827,465 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.36%
12.	TYPE OF REPORTING PERSON* OO

**	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.01 per share. Percentage is based on 187,220,759 Class A Ordinary Shares issued and outstanding as at May 16, 2014, but only updated in Bloomberg on May 21 2014.

Item 1(a).	Name of Issuer

Shanda Games Ltd

Item 1(b).	Address of Issuers’ Principal Executive Offices

No. 1 Office Building, No. 690 Bibo Road Pudong New Area, Shanghai 201203 People’s Republic of China

Item 2(a).	Name of Person Filing

	I II	GIC Private Limited Government of Singapore

Item 2(b).	Address of Principal Business Office

	I		168, Robinson Road #37-01, Capital Tower Singapore 068912

	II	c/o	GIC Private Limited 168, Robinson Road #37-01, Capital Tower Singapore 068912

Item 2(c).	Citizenship

	I & II		Singapore

Item 2(d).	Title of Class of Securities

Class A Ordinary shares, in the form of American Depositary Shares

Item 2(e).	CUSIP Number

81941U105

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a

N.A.

Item 4. Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	No of Securities	Power to Vote		Power to Dispose
Person	Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]
GIC Private Limited	9,287,577	0	9,287,577	0	9,287,577
Government of Singapore	7,827,465	0	7,827,465	0	7,827,465
Total[2] (all Reporting Persons)	9,287,577	0	9,287,577	0	9,287,577

1	The GIC Private Limited (“GIC”) shares power to vote and power to dispose of the 7,827,465 securities beneficially owned by it with the Government of Singapore (“GoS”) and shares power to vote and dispose of 1,460,112 securities beneficially owned by it with the Monetary Authority of Singapore. Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.01 per share.
2	Each of GIC and GoS disclaims membership in a group.

Item 5. Ownership of Five Percent or Less of a Class

N.A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8. Identification and Classification of Members of the Group

N.A.

Item 9. Notice of Dissolution of Group

N.A.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits

1.	Power of Attorney by Minister for Finance, Singapore dated 5 March 1998

(Incorporated by reference to Exhibit No. 1 and 2 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2014 Date	GIC Private Limited

	by	/s/ Jimmy Teo /s/ Lim Eng Kok
		Jimmy Teo	Lim Eng Kok
		Senior Vice President	Senior Vice President

Government of Singapore
by GIC Private Limited., its attorney-in-fact

	by	/s/ Jimmy Teo /s/ Lim Eng Kok
		Jimmy Teo	Lim Eng Kok
		Senior Vice President	Senior Vice President